Exhibit 2

Position Statement

Therapix Biosciences Ltd.

4 Ariel Sharon St.

HaShahar Tower, 16th Floor

Givatayim 5320047

Israel

Attention:

Gilad Bar-Lev, CEO and Director

Oz Adler, CFO

Dr. Ascher Shmulewitz, Chairman of the Board of Directors

Prof. Ari Shamiss, Director

Stephen M. Simes , Director

Todd Violette, Director

Dear Sir/Madam,

Re: Position Statement – Special General Meeting of

Therapix Biosciences Ltd. (the “Company”)

L.I.A. Pure Capital Ltd. (“Pure Capital”) respectfully submits this position statement in connection with the items included on the agenda of the Company’s special general meeting to be convened pursuant to Pure Capital’s request letter dated May 31, 2020 (the “Meeting” and the “Letter” respectively). Pure Capital delivered the Letter to the Company demanding that the Meeting be convened in order to allow the shareholders of the Company to vote upon resolutions to remove the current directors of the Company and appoint Pure Capital’s director nominees their stead.

Pure Capital is a private global investment company controlled by Mr. Kfir Silberman, which specializes in acquisitions and investments in underperforming and stagnant public companies traded on various exchanges around the world. Pure Capital has significant experience increasing value for shareholders of the companies in which it invests and is committed to driving positive change in management practices for the benefit of the Company’s shareholders.

As of May 31, 2020, Pure Capital holds 719,758 ADSs of the Company. Neither Pure Capital nor anyone on its behalf has a personal interest with respect to the termination of office of the current members of the Company’s board of directors.

1.	Pure Capital’s Position on Proposal No. 1 – Removal of Directors

The Company has failed to achieve any major milestone and barely meet the continued listing requirements of Nasdaq. The Company’s share price serves as a clear testament to the market’s complete lack of faith in the ability of the current directors and management of the Company to provide return on investment to the Company’s shareholders, notwithstanding recent changes made.

Pure Capital’s sole purpose is to cease the mismanagement which has led to the current Company’s position. Pure Capital recommends that all of the Company’s shareholders VOTE FOR the removal from office, immediately following the meeting, of each of the Company’s current directors as stated under Proposal no. 1 of the proxy statement published for the Meeting.

2.	Pure Capital’s Position on Proposal No. 2 – Pure Capital Director Nominees

Pure Capital believes that the ranks of the Company’s board of directors direly need to be refreshed in order to rectify the current mismanagement and set the Company on a path to future growth. In order to promote this goal, Pure Capital has proposed that the shareholders of the Company elect to appoint seasoned director candidates which have significant experience and proven capabilities as directors, and members of senior management in publicly traded companies. Messrs. Itschak Shrem, Amitai Weiss, Lior Amit, Lior Vider, Moshe Revach and Ms. Liat Sidi (the “Pure Capital Nominees”) each have the requisite skills and experience so as to constitute a perfect fit to the Company’s needs and circumstances.

Through a combination of experience, financial expertise, and a fresh, unbiased view of the Company’s activity, Pure Capital believes that the Company’s business could be greatly improved, inefficiencies can be reduced, and shareholder value can be substantially increased.

Pure Capital’s position on the proposed resolution is that the Pure Capital Nominees are the most suitable candidates to serve as directors of the board of directors of the Company. Pure Capital recommends that all of the Company’s shareholders VOTE FOR the election of the Pure Capital Nominees, as stated under Proposal No. 2 of the proxy statement published for the Meeting.

3.	Conclusion

Pure Capital’s arguments speak for themselves. The current directors of the Company are no longer fit to serve in such capacities. The Company and its shareholders would greatly benefit from electing the Pure Capital Nominees in their stead.

Sincerely

/s/ Kfir Silberman
Mr. Kfir Silberman
L.I.A. Pure Capital Ltd.